SUPPLEMENT Dated July 19, 2010
To the Prospectus Dated April 30, 2010

ING Select Opportunities
Issued By ING Life Insurance and Annuity Company

Through Its Variable Annuity Account B

This supplement updates the prospectus. Please read this supplement carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Contact Center at 1-888-854-5950.

For Contracts issued in the <u>State of Nevada</u>:

Right to Examine and Return this Contract – You may return the Contract within 10 days of your receipt of it. If so returned, we will promptly pay you the Premium paid less any Withdrawals.